Exhibit 99.1

Condensed interim consolidated financial statements as of June 30, 2020

Consolidated balance sheet as of June 30, 2020

Assets

in EUR thousands	June 30, 2020	December 31, 2019
Non-current assets
Tangible assets	5,559	5,230
Intangible assets	20,065	22,848
Deferred taxes	7,475	7,794
Total non-current assets	33,099	35,872

Current assets
Current financial assets
Trade receivables	2,191	5,031
Other financial assets	773	1,077
Cash and cash equivalents	10,550	11,119
Total current financial assets	13,514	17,227

Other current assets
Inventories	4,384	4,065
Income tax reimbursement claims	5	4
Other assets	961	1,195
Total other current assets	5,350	5,264

Total current assets	18,864	22,491
Total assets	51,963	58,363

Biofrontera AG Half-year financial report as of June 30, 2020

Equity and liabilities

in EUR thousands	June 30, 2020	December 31, 2019
Equity
Subscribed capital	44,849	44,849
Capital reserve	118,291	118,103
Capital reserve from foreign currency conversion adjustments	(123)	(288)
Loss carried forward	(152,709)	(145,351)
Loss for the period	(5,571)	(7,358)
Total equity	4,737	9,955

Non-current liabilities
Financial debt	22,305	22,110
Other financial liabilities	16,956	14,720
Total non-current liabilities	39,261	36,830

Current liabilities
Current financial liabilities
Trade payables	2,240	4,196
Current financial debt	1,291	1,212
Other financial liabilities	74	99
Total current financial liabilities	3,605	5,507

Other current liabilities
Income tax	26	11
Other provisions	2,862	3,495
Other current liabilities	1,472	2,565
Total other current liabilities	4,360	6,071

Total current liabilities	7,965	11,578
Total equity and liabilities	51,963	58,363

Biofrontera AG Half-year financial report as of June 30, 2020

Consolidated statement of comprehensive income for the first six months of the fiscal years 2020 and 2019

in EUR thousands	6M 2020	6M 2019
Sales revenue	16,116	13,904
Cost of sales	(1,491)	(2,483)
Gross profit from sales	14,625	11,421

Operating expenses
Research and development costs	(2,389)	(2,322)
General administrative costs	(4,412)	(7,768)
Sales costs	(12,151)	(14,195)

Loss from operations	(4,327)	(12,864)

Interest expenses	(439)	(1,057)
Effective interest expenses	(807)	(497)
Interest income	531	209
Other expenses	(301)	(188)
Other income	110	6,101
Other income from the PPA (Badwill)	—	17,323

Loss before income tax	(5,233)	9,027
Income tax	(338)	(26)
Loss for the period	(5,571)	9,001

Expenses and income not included in profit/loss
Items which may in future be regrouped into the profit and loss statement under certain conditions.
Translation differences resulting from the conversion of foreign business operations	165	(444)
Other income total	165	(444)

Total loss for the period	(5,406)	8,557

Basic earnings per share in EUR	(0.12)	0.20
Diluted earnings per share in EUR	(0.12)	0.20

Both the result after income taxes and the total result are fully attributable to the shareholders of Biofrontera AG.

Biofrontera AG Half-year financial report as of June 30, 2020

Consolidated statement of changes in equity for the first six months of the fiscal year 2020 and fiscal year 2019

	Number of ordinary shares	Subscribed capital EUR thousands	Capital reserve EUR thousands	Capital from foreign currency conversion adjustments (OCI) EUR thousands	Accumulated loss EUR thousands	Total EUR thousand
Balance as of January 1, 2019	44,632,674	44,632	117,109	(2)	(145,383)	16,356
Income for the period	—	—	—	—	9,001	9,001
Foreign currency conversion	—	—	—	(444)	—	(444)
Consolidated result	—	—	—	(444)	9,001	8,557
First-time application of IFRS 16	—	—	—	—	33	33
Conversion of stock options from the stock option program	5,500	6	11	—	—	17
Increase in capital reserve from the stock option program	—	—	166	—	—	166
Balance as of June 30, 2019	44,638,174	44,638	117,286	(446)	(136,349)	25,129
Loss for the period	—	—	—	—	(16,360)	(16,360)
Foreign currency conversion	—	—	—	158	—	158
Consolidated result	—	—	—	158	(16,360)	(16,202)
Conversion from convertible bond 2017/2022	118,841	119	429	—	—	548
Conversion of stock options from the stock option program	92,350	92	196	—	—	288
Costs of equity procurement	—	—	(2)	—	—	(2)
Increase in capital reserve from the stock option program	—	—	194	—	—	194
Balance as of December 31, 2019	44,849,365	44,849	118,103	(288)	(152,709)	9,955

Balance as of January 1, 2020	44,849,365	44,849	118,103	(288)	(152,709)	9,955
Loss for the period	—	—	—	—	(5,571)	(5,571)
Foreign currency conversion	—	—	—	165	—	165
Consolidated result	—	—	—	165	(5,571)	(5,406)
Increase in capital reserve from the stock option program	—	—	188	—	—	188
Balance as of June 30, 2020	44,849,365	44,849	118,291	(123)	(158,280)	4,737

Biofrontera AG Half-year financial report as of June 30, 2020

Consolidated cash flow statements for the first six months of the fiscal years 2020 and 2019

in EUR thousands	6M 2020	6M 2019
Cash flows from operations
Income (loss) before income tax	(5,233)	9,027
Adjustments to reconcile loss before income tax to cash flow into operations
Income tax	(19)	(26)
Financial result	731	1,377
Depreciation	3,822	1,121
Non-current provisions and liabilities	—	(503)
Losses from disposal of assets	(13)	—
Non-cash (income) and expenses	(117)	(18,028)
Changes in operating assets and liabilities
Trade receivables	2,840	979
Other assets and income tax assets	537	(3,036)
Inventories	(319)	(560)
Trade payables	(1,956)	195
Provisions	(416)	(159)
Other liabilities	(1,103)	(12,260)
Net cash flow used in operational activities	(1,246)	(21,873)

Cash flows from investment activities
Purchase of intangible and tangible assets	(527)	(513)
Business combinations (including cash and cash equivalents)	2,264	20,231
Proceeds from sale of intangible and tangible assets	27	—
Net cash flow from investment activities	1,764	19,718

Cash flows from financing activities
Proceeds from draw down of EIB loan	—	5,000
Proceeds from exercise of employee stock options	—	17
Leasing payments	(744)	(392)
Interest paid	(335)	(347)
Net cash flows from (used in) financing activities	(1,079)	4,278

Net increase/(decrease) in cash and cash equivalents	(561)	2,123
Changes from exchange rate differences	(8)	5
Cash and cash equivalents at the beginning of the period	11,119	19,451
Cash and cash equivalents at the end of the period	10,550	21,579

Biofrontera AG Half-year financial report as of June 30, 2020

Select explanatory notes to the interim consolidated financial statements as of June 30, 2020

Information about the company

Biofrontera AG (www.biofrontera.com), registered in the commercial register of Cologne District Court, Department B under No. 49717, together with its wholly owned subsidiaries Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH, Biofrontera Neuroscience GmbH, all with head office at Hemmelrather Weg 201, 51377 Leverkusen, Germany, as well as the Spanish branch operation Biofrontera Pharma GmbH sucursal en España based in Cornellá de Llobregat, and Biofrontera Inc., which is based in Woburn, Massachusetts, U.S., research, develop and market dermatological products.

Summary of significant accounting policies

Basis for preparation of the consolidated interim financial statements

The interim consolidated financial statements are prepared on a going concern basis. If the improvement of the COVID-19 pandemic - particularly in the USA - and the associated sales recovery fail to materialize or are even less pronounced, the financing requirement would increase and would have to be implemented sooner, even taking into account the expected lower cost burden. However, if coverage of this further financing requirement is not possible in a timely manner, this would result in a threat to the going concern status of the Biofrontera Group. For further details regarding this significant uncertainty in connection with the going concern, we refer to the risk report of the interim group management report.

The condensed consolidated interim financial statements of Biofrontera AG as of June 30, 2020 were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) for “Interim Financial Reporting” according to IAS 34, as they are adopted by the IASB. Accordingly, they do not contain all the information and disclosures required for consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2019.

On August 26, 2020, the Management Board approved the half-year financial report of Biofrontera AG for publication.

Due to commercial rounding, rounding differences in the tables can arise.

The interim report as of June 30, 2020 does not contain separate segment reporting, as the activities of the Biofrontera Group are limited to one business segment as defined by IFRS 8. The entire operating activity is focused on the sale of dermatological products, in particular Ameluz® including the complementary products BF-RhodoLED® (PDT-lamp) and Belixos® as well as Xepi®, and is therefore uniformly monitored and controlled internally.

Changes in accounting standards

For the preparation of the condensed consolidated interim financial statements, the same accounting policies have been applied as for the consolidated financial statements as of December 31, 2019. The new IFRS rules to be applied for the first time as of January 1, 2020 have no material effect on the interim consolidated financial statements.

The preparation of the interim consolidated financial statements requires the Management Board to make estimates and assumptions that affect the application of accounting policies in the Group and the presentation of assets and liabilities, income and expenses. The actual amounts may differ from these estimates.

Changes to previous estimates due to the impact of the COVID-19 pandemic have occurred with respect to the valuation of the Xepi®license, the purchase price payment from the Maruho earn-out agreement and the EIB loan.

The expected proceeds from the sale of Xepi® and the related expected annual purchase price payments were reestimated as of March 30, 2020 due to the current market situation influenced by the COVID-19 pandemic and the resulting delays in the market penetration of Xepi®. This resulted in an impairment of the Xepi® license and a reduction of the nominal amount of the expected purchase price payment. As a result of the significant decline in market capitalization in the first half of 2019, there was a reduction in the performance component of the EIB loan in the first half of 2020 which was recognized in income.

Biofrontera AG Half-year financial report as of June 30, 2020

Basis of consolidation

The financial statements as of June 30, 2020 include the financial statements of the parent company, Biofrontera AG, and the subsidiaries in which the parent company holds a direct majority of the voting rights. The companies listed below were included in the consolidated financial statements:

1.	Biofrontera Bioscience GmbH, Leverkusen, Germany, with a direct interest of 100%
2.	Biofrontera Pharma GmbH, Leverkusen, Germany, with a direct interest of 100%
3.	Biofrontera Development GmbH, Leverkusen, Germany, with a direct interest of 100%
4.	Biofrontera Neuroscience GmbH, Leverkusen, Germany, with a direct interest of 100%
5.	Biofrontera Inc., Woburn, Massachusetts, USA, with a direct interest of 100%

The basis for the consolidation of the companies included in the consolidated financial statements were the interim financial statements of these companies as of June 30, 2020, prepared in accordance with uniform principles (or “Handelsbilanz II” according to IFRS). The financial statements as of June 30, 2020 were prepared on the basis of uniform accounting and valuation principles (IFRS).

The subsidiaries are fully consolidated from the date of acquisition. The date of acquisition is the date on which the parent company gained control of these subsidiaries. Subsidiaries are included in the consolidated financial statements until such time as the parent company no longer controls these companies.

All intercompany receivables and liabilities as well as income and expenses were eliminated in the course of consolidation. Interim results were eliminated.

Significant events in the first six months of 2020

The performance of Biofrontera AG in the first half of 2020 was mixed. At the beginning of the year, we were initially able to record a good sales development as well as positive regulatory and clinical developments. We also successfully restructured the global sales and marketing structure. Since mid-March we have had to accept declining sales figures, particularly in the USA, due to the dynamic development of the COVID-19 pandemic. This forced us to implement company-wide cost reduction measures.

The Biofrontera Group achieved total sales of EUR 16.1 million for the period from January 1 to June 30, 2020, which represents an increase of 16% compared to sales of EUR 13.9 million in the same period of the previous year. Total revenues include a one-time payment of EUR 6.0 million, which the company received from Maruho Co., Ltd. under the license agreement signed on April 20, 2020. The Group generated revenues from product sales of EUR 9.7 million, a decrease of 30% compared to the first six months of 2019. Overall, revenues in the first half of 2020 and particularly in the second quarter were strongly affected by the effects of the global coronavirus crisis. However, a recovery in sales is expected for the second half of the year.

As already explained, the coronavirus crisis has led to a decreasing number of treatments and thus to a sharp drop in sales in our most important market, the USA. On March 20, 2020, the Company announced that it would take comprehensive measures to reduce and control costs during the COVID-19 pandemic.

Consequently, Biofrontera had introduced short-time work for all employees in Germany until the end of July 2020. Similar measures were implemented for the subsidiaries in Spain and the UK. Biofrontera Inc, the wholly owned subsidiary in the USA, has also initiated significant cost reduction measures. There, the number of employees was significantly reduced and a furlough program was implemented, under which all employees were obliged to take temporary unpaid leave. In addition, the members of the Management Board of Biofrontera AG and the management of Biofrontera Inc. voluntarily decided to forgo a substantial portion of their salaries.

While these cost reduction measures were in effect, the Company was able to ensure full compliance with all regulatory requirements in both medical and financial respects, and to meet all disclosure requirements at all times.

The continued uncertain business outlook due to the COVID-19 crisis has had an impact on the valuation of certain assets and liabilities of the Company. Reduced sales of Xepi® have resulted in a different assessment of the medium-term business and profit outlook for Xepi® and, consequently, in a re-evaluation of both the balance sheet value of the Xepi®-license and the purchase price liability to Maruho in the first quarter of 2020.

Biofrontera AG Half-year financial report as of June 30, 2020

Notes to the consolidated balance sheet and consolidated statement of comprehensive income

Sales revenue

	January 1 – June 30, 2020			January 1 – June 30, 2019
Sales revenue (in EUR thousands)	Product revenue	Development revenues	Other	Product revenue	Development revenues	Other
Germany	2,364	—	—	2,154	—	—
Europe	965	—	—	1,357	—	—
U.S.	6,347	—	—	10,231	—	—
Other regions	—	441	6,000	—	162	—
Total	9,676	441	6,000	13,742	162	—

Revenue from product revenues generated in the U.S. includes revenue from finance and operating lease agreements concerning the BF-RhodoLED® lamps.

In the first six months of 2020, we generated EUR 31 thousand of income from operating leases (previous year period: EUR 41 thousand). We generated income of EUR 75 thousand from finance leases (previous year period: EUR 19 thousand).

Personnel costs

in EUR thousands	June 30, 2020	June 30, 2019
Wages and salaries	6,529	10,641
Social security charges	1,148	1,593
Costs for pension schemes	161	253
Total	7,838	12,487

In the reporting period, Biofrontera Group received subsidies for short-time work in the amount of EUR 599 thousand.

Intangible assets

The value of the balance sheet recognition for the Xepi® license was reviewed as of March 31, 2020 by means of an impairment test, which also takes the current market situation influenced by the COVID-19 pandemic and the resulting delays in the market penetration of Xepi™ into account. As a result, this led to a non-cash impairment of EUR 2,001 thousand, which is reported in sales costs.

In determining the utility value as of March 31, 2020, the expected cash flows within the remaining term of the license agreement of 10 years and 7 months were discounted. The cash flows were discounted on the basis of a market interest rate of 9% (previous year 9%).

Trade receivables

Trade receivables are mainly attributable to the sale of Ameluz®, the PDT-lamp BF-RhodoLED®, Xepi® and the medical cosmetic product Belixos®. It is expected that all trade receivables will be settled within twelve months of the balance sheet date.

Value adjustments for doubtful accounts were made in the amount of EUR 53 thousand (previous year: EUR 43 thousand). As in the previous year, there were no overdue, non-adjusted receivables in significant amounts on the reporting date.

Biofrontera AG Half-year financial report as of June 30, 2020

Of the receivables, EUR 160 thousand (previous year: EUR 153 thousand) relate to finance leases for PDT-lamps.

Inventories

in EUR thousands	June 30, 2020	December 31, 2019
Inventories
Raw materials	1,021	893
Unfinished goods	362	201
Finished goods and products	3,001	2,971
Total	4,384	4,065

During the reporting period, impairment losses on inventories were recognized in the amount of EUR 5 thousand (previous year: EUR 24 thousand).

Deferred taxes

As of June 30, 2020, the company reported deferred taxes on losses carried forward in the amount of EUR 7,475 thousand (previous year: EUR 7,794 thousand). These are capitalized to the extent that they are likely to be offset against future tax profits. This is based on a planning period of five years. These relate to the deferred tax assets to be recognized on loss carry-forwards for Biofrontera Pharma GmbH, which were reduced in the first half of the year due to the utilization of the positive tax result. For the entire year 2020 and also in the future, it can still be assumed that Biofrontera Pharma GmbH will generate positive results and thus use its tax loss carryforwards.

Financial liabilities

in EUR thousands	June 30, 2020	December 31, 2019
Non-current financial liabilities
Convertible bond 2017/2022	1,989	1,977
EIB loan 2017 tranche	11,869	11,845
EIB loan 2019 tranche	5,355	5,301
Leasing liabilities	3,092	2,987
Total non-current financial liabilities	22,305	22,110

Total current liabilities	1,291	1,212

Other financial liabilities

in EUR thousands	June 30, 2020	December 31, 2019
Purchase price liability (earn-out and start-up costs)	16,956	14,720
Current financial liabilities	74	99

Reporting on financial instruments

The financial instruments held by the Biofrontera Group on the balance sheet date primarily consist of cash and cash equivalents, trade payables and receivables, other non-current financial liabilities as well as financial debt. Biofrontera does not deploy any financial derivatives, apart from the derivative embedded within the EIB loan (so-called performance component).

Biofrontera AG Half-year financial report as of June 30, 2020

Financial assets

in EUR thousands	Fair Value as of June 30, 2020	Carrying amount as of June 30, 2020	Fair Value as of Dec. 31, 2019	Carrying amount as of Dec. 31, 2019
Financial assets at amortized cost
Cash and cash equivalents	10,550	10,550	11,119	11,119
Trade receivables	2,191	2,191	5,031	5,031
Other financial assets	773	773	1,077	1,077
Total	13,514	13,514	17,227	17,227

Financial liabilities

in EUR thousands	Fair Value as of June 30, 2020	Carrying amount as of June 30, 2020	Fair Value as of Dec. 31, 2019	Carrying amount as of Dec. 31, 2019
Financial liabilities at amortized cost
Current financial liabilities	1,291	1,291	1,212	1,212
Trade payables	2,240	2,240	4,196	4,196
Other current financial liabilities	74	74	99	99
Non-current financial liabilities	21,359	21,359	20,648	20,648
Total	24,964	24,964	26,155	26,155
Financial liabilities at fair value recognized in profit or loss
Non-current financial liabilities	946	946	1,462	1,462
Other non-current financial liabilities	16,956	16,956	14,720	14,720
Total	17,902	17,902	16,182	16,182

The financial assets are still allocated to “financial assets at amortized cost”. The carrying amounts correspond to the fair values.

The performance component (financial instrument at level 3 of the fair value hierarchy) as a further variable interest component and embedded derivative requiring separation is subsequently measured at fair value on each balance sheet date and is allocated to the category “financial liabilities at fair value recognized in profit or loss”. To simplify matters, the market capitalization at the end of the term is initially determined on the basis of the market capitalization on the respective valuation date, which is based on the 90 trade days preceding the measurement cut-off date. The performance-based interest payment for the first tranche is calculated based on a notional 0.64% (EIB 2017 tranche) or 0.20% (EIB 2019 tranche) participation rate in the market capitalization (Notional Equity Proportion). This is discounted to the measurement cut-off date applying a market interest rate.

As of June 30, 2020, the discounted interest payment (carrying amount) or fair value of the performance component of the 2017 tranche of the EIB loan was EUR 744 thousand (previous year: EUR 1,148 thousand) and of the 2019 tranche of the EIB loan EUR 202 thousand (previous year: EUR 314 thousand). The net profits on the performance component amounted to EUR 516 thousand (previous year period: loss of EUR 252 thousand).

The purchase price liability of EUR 16,956 thousand (previous year: EUR 14,720 thousand) reported under non-current financial liabilities was discounted at a market interest rate of 9% based on the expected annual purchase price payments. The expected annual purchase price payments were re-estimated as of March 31, 2020 due to the current market situation influenced by the COVID-19 pandemic and the resulting delays in the market penetration of Xepi®. Accordingly, the purchase price payments will be due from 2022 to 2030 depending on future profits generated from the sale of Xepi®. The total purchase price in this period, excluding repayment of start-up costs, amounts to a nominal USD 26.8 million / EUR 23.3 million (previous year: USD 28.9 million / EUR 25.8 million). The start-up costs received to date in the amount of USD 5.4 million / EUR 4.8 million (previous year: USD 2.9 million / EUR 2.5 million) are repayable by 2022.

The net losses on the purchase price liability amounted to EUR 16 thousand (previous year: EUR 162 thousand) and are lower due to the re-evaluation, in particular the adjusted estimate of the purchase price liability.

Biofrontera AG Half-year financial report as of June 30, 2020

The fair values of the performance component of the EIB loan would be EUR 95 thousand higher or lower in the event of a 10% increase or decrease respectively in market capitalization. The fair value of the purchase price liability would be EUR 655 thousand higher or lower in the event of an 5% increase or decrease in cash flows respectively and EUR 914 thousand lower or EUR 851 thousand higher in the event of 1% an increase or decrease respectively in the weighted average cost of capital.

Other financial liabilities continue to be allocated to the category “Financial liabilities at amortized cost”. The carrying amounts correspond to the fair values.

Provisions

The companies included in the consolidated financial statements of Biofrontera AG face several threatened or pending legal proceedings, the outcome of which is either not determinable or cannot be predicted due to the uncertainty associated with such legal proceedings. No provisions were made for the claims asserted against Biofrontera, as the Management Board does not believe that such claims are enforceable.

For pending proceedings in the USA and Germany, provisions for legal costs totalling EUR 2,051 thousand (previous year: EUR 2,183 thousand) exist. EUR 471 thousand were utilized in the first half of 2020. Based on a current estimate of the outstanding litigation costs, no further amounts were accrued.

Biofrontera assumes that the lawsuits are unjustified and will defend itself vigorously against the claims, but cannot guarantee that this will be successful.

Biofrontera may incur further significant costs in the future from the defense of its case, as in addition to internal resources, lawyers in the USA have been mandated to defend the case. The costs arising from this for Biofrontera would not be reimbursed by the plaintiff even in the event of a positive outcome of the proceedings, due to the practices of the US legal system.

Related party disclosures

Maruho Co., Ltd.

As a result of the research cooperation, licensing agreement and the acquisition of Cutanea, the following relationships exist with the Maruho Group:

in EUR thousands	June 30, 2020	December 31, 2019
Revenue from research collaborations and licensing agreement	6,441	686
Income from the reimbursement of restructuring expenses	—	6,215
Rental income	20	34
Receivables from research cooperation	48	149
Liability from the Share Purchase Agreement (earn out and start-up costs)	16,956	14,720
Other liabilities	—	72

Under the purchase agreement with Maruho, the company can still draw down funds from start-up costs of a nominal USD 1.9 million / EUR 1.7 million (previous year USD 4.4 million / EUR 3.9 million).

Subsequent events

Renewal of Management Board appointment

On July 23, 2020, the Supervisory Board of Biofrontera AG announced that the appointments as well as the service contracts of both Management Board members were each extended for another 2 years until December 31, 2022.

Mandatory convertible bond 2020/2021

On July 27, 2020, the Management Board resolved, with the approval of the Supervisory Board, to issue up to 2,638,150 bonds of a 1.0%-qualified subordinated mandatory convertible bond 2020/2021 with a nominal value of EUR 3.00 each and a total nominal value of up to EUR 7,914,450 to cover short-term liquidity requirements.

On August 18, 2020, the company announced that the mandatory convertible bond 2020/2021 had been placed in full. The gross proceeds from the issue amount to EUR 7,914 thousands.

Biofrontera AG Half-year financial report as of June 30, 2020